UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 17 August, 2012

ASX & MEDIA RELEASE
17 AUGUST, 2012

MERGER UPDATE KAI MEDICAL AND DISTRIBUTION OF MEI PHARMA SHARES

On 27 July 2012, Novogen announced that it had entered into a merger agreement with Kai Medical, a United States based company, incorporated in Delaware, whose business is focused on sleep apnoea therapy devices and wireless respiration monitoring technology.

The Company expects that documents in relation to the shareholder approvals required to undertake the capital reduction and approve the merger will be dispatched to shareholders in the first half of September, 2012 and that the corresponding general meeting of the Company’s shareholders will be held in the middle of October 2012.  If the timing of the dispatch of the documents or the holding of the meeting change the Company will update shareholders.

If the capital reduction is approved by shareholders at the meeting, each shareholder will receive approximately 6 common shares in MEI Pharma Inc (formerly Marshall Edwards Inc) for every 35 Novogen shares that they hold.

If the shareholders resolutions required to implement the merger with Kai Medical are passed by shareholders, all of the conditions precedent to the merger are satisfied or waived and the merger is implemented, then the current shareholders of the Company will hold approximately 8.33% of the capital of the Company following the merger.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia. Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.

About Kai Medical, Inc.

Kai Medical develops and markets medical devices for sleep apnoea therapy and devices to measure and monitor respiration wirelessly, with no contact, and from a distance.  Kai Medical is based in Honolulu, Hawaii USA.  More information on Kai Medical can be found at www.kaimedical.com.